Exhibit (a)(10)

FORM OF NOTICE OF EXPIRATION OF OFFER AND REPLACEMENT OF ELIGIBLE OPTIONS

To ________________________:

We are pleased to announce that we have completed our Offer to Replace Eligible Options. As a result of the Offer, we cancelled outstanding Eligible Options covering ________ shares of Voxware common stock and replaced those options with new options covering the same number of shares of Voxware common stock, but with an exercise price per share equal to the lower of (i) the Trading Value per share of Voxware common stock on the grant date for that option or (ii) $____, the Trading Value per share of such common stock on the expiration date of the Offer, but in no event lower than the exercise price in effect for the cancelled Eligible Option. The “Trading Value” per share of our common stock on any date is determined as follows: _______________________________ The participants whose option exercise prices were increased as a result of the Offer are now eligible for special cash bonuses in the approximate aggregate amount of $__________ to compensate them for the higher exercise prices per share in effect for their new options.

The chart below lists each of your tendered Eligible Options that have been replaced with a new option. You will receive a stock option agreement evidencing each such new option within the next three business days

New
		Total	Exercise	Exercise
		Number of	Price Per	Price Per
		Shares	Share Prior	Share	Cash Bonus
		Subject to	to	Following	Payable in
Grant	Grant	Eligible	Amendment	Amendment	2008
Number	Date	Option	($)	($)	($)

Total Cash
Bonus
Amount:
$__________

If the exercise price of one or more of your new option grants is higher than the exercise price of the Eligible Option it replaces, you will receive a Cash Bonus Agreement pursuant to which Voxware commits to pay you a special cash bonus in the total cash amount indicated above. Such bonus is intended to compensate you for each new option grant with an exercise price higher than the exercise price in effect for the cancelled Eligible Option that the new option replaces. Internal Revenue Service regulations require that the cash bonus not be paid in the same year in which the Eligible Options are replaced. Therefore, the cash bonus will be paid on the Company’s first regular payroll date in January 2008. Voxware must withhold all applicable U.S. federal, state and local income and employment withholding taxes, and you will receive only the portion of the payment remaining after those taxes have been withheld. You will receive your cash bonus even if your employment with Voxware terminates prior to the date on which the cash bonus is paid.

If the exercise price of each of your new options is the same as was in effect for the cancelled Eligible Options which those new options replaced, you are not entitled to receive a special cash bonus in January 2008.

VOXWARE, INC.

By:

Title:

Date: